EXHIBIT 12.1
OCWEN FINANCIAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	2017	2016	2015	2014	2013

Earnings:
Income (loss) from before income taxes (1)	$(143,973)	$(206,361)	$(129,861)	$(443,226)	$350,956

Add:
Interest expensed and capitalized and amortization of capitalized debt expenses	363,238	412,583	482,373	541,757	395,586
Interest component of rental expense	5,971	6,650	7,883	6,283	9,102
Total fixed charges (2)	369,209	419,233	490,256	548,040	404,688
Earnings for computation purposes	$225,236	$212,872	$360,395	$104,814	$755,644

Preferred dividend requirements	$—	$—	$—	$2,802	$12,020
Ratio of pretax income to net income	1.12	1.04	0.53	0.94	1.14
Preferred dividend factor	—	—	—	2,634	13,703
Total fixed charges	369,209	419,233	490,256	548,040	404,688
Combined fixed charges and preferred dividends	$369,209	$419,233	$490,256	$550,674	$418,391

Ratio of earnings to combined fixed charges and preferred dividends (3)(4)	(4)	(4)	(4)	(4)	1.81

(1)	Excludes income or loss from equity investees but includes any distributions received representing a return on capital.

(2)	Fixed charges represent total interest expensed and capitalized, including interest on deposits, amortization of capitalized debt expenses as well as the interest component of rental expense.

(3)
The ratios of earnings to combined fixed charges and preferred dividends were computed by dividing (x) income before income taxes plus fixed charges by (y) combined fixed charges and preferred dividends.

(4)
Due to our losses in 2017, 2016, 2015 and 2014 the ratio of earnings to fixed charges was less than 1:1. We would have had to generate additional earnings of $144.0 million, $206.4 million, $129.9 million and $445.9 million respectively, to achieve coverage of 1:1.